EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Thirty-nine weeks ended		Fiscal year ended
	Nov. 3,	Oct. 28,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
	2007	2006	2007	2006	2005	2004	2003
NET EARNINGS
(Loss) income from continuing operations	$(35)	$137	$247	$263	$255	$209	$162
Income tax (benefit) expense	(25)	81	145	142	119	115	84
Interest expense, excluding capitalized interest	15	17	23	23	22	26	33
Portion of rents deemed representative of the interest
factor (1/3)	160	158	214	210	202	177	164
	$115	$393	$629	$638	$598	$527	$443
FIXED CHARGES
Gross interest expense	$15	$17	$23	$23	$22	$26	$33
Portion of rents deemed representative of the interest
factor (1/3)	160	158	214	210	202	177	164
	$175	$175	$237	$233	$224	$203	$197
RATIO OF EARNINGS TO FIXED CHARGES	0.7	2.2	2.7	2.7	2.7	2.6	2.2